UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2021

Commission File Number: 001-37993

OBSEVA SA

(Translation of registrant’s name into English)

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3, as amended (No. 333-221462 and 333-233069) of ObsEva SA (including any prospectuses forming a part of such registration statements) and the registration statements on Form S-8 (Registration No. 333-216170, 333-231629 and 333-249457) of ObsEva SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

On October 12, 2021, ObsEva SA (the “Company”) entered into a convertible note financing agreement (the “Note Agreement”) with certain funds and accounts managed by JGB Management, Inc. (“JGB”), which is structured to provide up to $135 million in borrowing capacity, available in nine tranches. The Company received gross proceeds of $30 million from the first tranche at closing and used the proceeds to repay all amounts outstanding under the Company’s existing senior secured term loan credit facility (the “Existing Credit Facility”) with Oxford Finance LLC. Upon payoff, the Existing Credit Facility was terminated and the security interests in the Company’s assets that secured the Existing Credit Facility were released. The Company will receive gross proceeds of $9.525 million from the second tranche, $16.725 million from the third tranche and $13.125 million from each remaining tranche thereafter. The Company intends to use the additional funds for the commercialization of linzagolix and for general corporate purposes. The last four tranches may be drawn at the Company’s option, and the availability of each tranche will be subject to the Company meeting certain conditions, including, among others, that the Company’s volume-weighted average price is not below $3.00 per share for five or more trading days during the 30 days prior to a tranche funding date. The second tranche will be funded 135 days following the initial closing and each subsequent tranche will be funded 90 days after the preceding tranche. The Note Agreement is secured by an account control agreement in favor of JGB, and the Company is obligated to maintain a minimum cash amount of $25 million in such deposit account, subject to additional incremental increases totaling $27.0 million in aggregate depending on the amount of debt outstanding under the Note Agreement.

The Company will issue senior secured convertible promissory notes (each, a “Note”) for the debt funded at each tranche. Holders may convert all principal and interest under the Notes at any time into the Company’s common shares at an initial conversion price of $3.20 per share (the “Conversion Price”). The Conversion Price is subject to adjustment under certain circumstances in accordance with the terms of the Notes. The Notes will bear interest at a rate of 9.5% per year, and will be issued with an original issue discount of 4.75%. Each tranche of Notes will mature three years from the date of issuance, unless earlier converted or prepaid in accordance with their terms. Prepayments of the Notes are permitted after the first anniversary of each tranche and are limited to one tranche per quarter, subject to certain conditions and a prepayment premium equal to 10% (if the Company’s common shares are trading at a price that is less than 50% of Conversion Price), 15% (if the Company’s common shares are trading at a price that is between 50% and 75% of Conversion Price), 25% (if the Company’s common shares are trading at a price that is between 75% and 125% of the Conversion Price, 15% (if the Company’s common shares are trading at a price that is between 125% and 140% of the Conversion Price), in each case, reduced by 1/3 after the second anniversary of each tranche. The Company’s obligations under the Notes are guaranteed by all of the Company’s subsidiaries pursuant to a corporate guaranty agreement entered into in connection with the Note Agreement.

The Notes include affirmative and negative covenants applicable to the Company and its subsidiaries. The affirmative covenants include, among other things, requirements to file certain financial reports with the Securities and Exchange Commission (the “SEC”), maintain insurance coverage and satisfy certain requirements regarding deposit accounts. Further, subject to certain exceptions, the Notes contain customary negative covenants limiting its ability to, among other things, transfer or sell certain assets, consummate mergers or acquisitions, allow changes in business, incur additional indebtedness, create liens, pay dividends or make other distributions and make investments.

Upon the occurrence and during the continuance of an event of default, JGB may declare all outstanding principal and accrued and unpaid interest under the Notes immediately due and payable and exercise the other rights and remedies provided for under the Notes, the Note Agreement and related loan documents. The events of default under the Notes include, among other things, payment defaults, breaches of covenants or representations and warranties, material adverse effects, certain bankruptcy events, failure by the Company to comply with its obligation to convert the Notes in accordance with the terms of the Notes, certain limitations on trading of the Company’s common shares, cross defaults with certain other indebtedness and judgment defaults.

At each tranche, the Company will also issue to JGB warrants to purchase common shares of the Company (each, a “Warrant”) in an amount equal to 20% of the funded amount for such tranche. The Warrants will be exercisable at a price of $3.67 per share and will have a four year term from the date of issuance.

In connection with the Note Agreement, the Company has entered into a registration rights agreement pursuant to which it has agreed to register for resale the Company’s common shares issuable upon conversion of the Notes or exercise of the Warrants issued at each tranche.

Copies of the Note Agreement, form of Note, form of Warrant and registration rights agreement are attached as Exhibits 99.2, 99.3, 99.4 and 99.5 hereto, respectively, and are incorporated herein by reference. The foregoing description of the Note Agreement, Notes, Warrants and registration rights agreement does not purport to be complete and is qualified in its entirety by reference to such exhibits.

On October 13, 2021, the Company issued a press release announcing, among other things, that it had entered into the Note Agreement. A copy of the press release is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

FORWARD-LOOKING STATEMENTS

Statements in this Form 6-K that are not strictly historical in nature, including but not limited to, statements regarding the Company’s expectations with respect to the availability of borrowing under the Note Agreement and the use of such funds. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially from those projected in any of such statements due to various factors, including market risks and uncertainties and risks relating to the satisfaction of funding conditions for each tranche, and other risks and uncertainties that are described in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with SEC on March 5, 2021 and other filings the Company makes with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. This caution is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated October 13, 2021.

99.2	Securities Purchase Agreement, dated as of October 12, 2021, by and among the Company and the Purchasers.

99.3	Form of Senior Secured Convertible Note (included as Exhibit A to the Securities Purchase Agreement filed as Exhibit 99.2).

99.4	Form of Common Stock Purchase Warrant (included as Exhibit B to the Securities Purchase Agreement filed as Exhibit 99.2).

99.5	Registration Rights Agreement, dated as of October 12, 2021, by and between the Company and the Purchasers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ObsEva SA

Date: October 13, 2021	By:	/s/ Brian O’Callaghan
Name Brian O’Callaghan
Title: Chief Executive Officer